STRATASYS Q4 2017

FINANCIAL RESULTS CONFERENCE CALL

February 28th, 2018

stratasys

Q4 2017 Conference and webcast details

Speakers	Live Dial-in Information
Ilan Levin CEO	Primary Dial-in: 866-394-5776
Lilach Payorski CFO	International Dial-in: 409-350-3596
Yonah Lloyd VP, Investor Relations	Participant Passcode: 3897278

Live webcast and replay:
https://edge.media-server.com/m6/p/6oa934zt

stratasys

Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2018, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects," and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2017 (the "2017 Annual Report"), which report is being filed with the Securities and Exchange Commission (the "SEC") on the same day on which this press release is being issued. Readers are urged to carefully review and consider the various disclosures made throughout our2017 Annual Report and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 19.

Ilan Levin – CEO

Opening Remarks

- Pleased with Q4 and full year 2017 results – strengthening customer relationships and deepening penetration in target verticals
- Positive market reception to new product introductions throughout 2017
- Investments in go-to-market initiatives showing positive results
- Continued operational focus and positive cash generation driven by alignment of resources and execution of strategy

Lilach Payorski – CFO

Financial Update

Financial Results
Stratasys, Ltd.

	YoY %
Revenue	Up 2%
GAAP Gross Profit	Up 5%
GAAP Operating Loss	Down 80%
Non-GAAP Gross Profit	0%
Non-GAAP Operating Profit	Up 17%

	GAAP			Non-GAAP		
	Q4-16	Q4-17	Change YOY	Q4-16	Q4-17	Change YOY
Total Revenue	$175.3	$179.3	2.3%	$175.3	$179.3	2.3%
Gross Profit	82.9	87.3	4.3	94.0	94.1	0.1
% margin	47.3%	48.7%	5.2%	53.6%	52.5%	0.1%
Operating Profit (Loss)	-29.2	-6.0	23.2	11.6	13.5	2.0
% margin	-16.6%	-3.3%	-79.5%	6.6%	7.6%	17.1%
Pre-tax Profit (Loss)	-30.0	-5.3	24.7	10.7	14.2	3.5
% margin	-17.1%	-3.0%	-82.3%	6.1%	7.9%	32.7%
Tax Rate	52.4%	-77.3%	19.8 -126.1%	24.5%	37.7%	2.7 104.2%
EBITDA	-7.5	13.4	-279.7%	19.3	22.7	17.6%
Net Income (loss) (attributed to SSYS Ltd.)	-14.8	-10.0	4.7	7.8	8.4	0.6
% margin	-8.4%	-5.6%	-32.2%	4.5%	4.7%	7.9%
EPS (Diluted)	$ (0.30)	$ (0.19)	-37.1%	$ 0.15	$ 0.16	7.1%
Diluted Shares	52.8	53.4	1.1%	53.3	53.6	0.6%

($ in millions unless noted otherwise)

Financial Results – Revenue
Stratasys, Ltd.

	YoY %
Product Revenue	⬆ 3%
System Revenue	⬆ 1%
Consumable Revenue	⬆ 4%
Service Revenue	⬆ 2%
Customer Support	⬆ 7%

Total Revenue - Quarterly Trend



Product
Service
127
49
115
48
121
49
108
47
130
50
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17

($ in millions unless noted otherwise)

Financial Results – Gross Margin Trends
Stratasys, Ltd.



GAAP
47.3%
47.1%
49.1%
48.3%
48.7%
51.0%
37.6%
52.7%
33.8%
54.8%
34.9%
54.0%
35.1%
53.8%
35.2%
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17



Non - GAAP
53.6%
51.2%
53.0%
52.5%
52.5%
59.5%
38.3%
57.9%
35.0%
59.9%
36.2%
59.6%
36.3%
58.8%
35.9%
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17

Product Gross Margin Service Gross Margin Total Gross Margin

Financial Results – Operating Expenses & Margin Trends
Stratasys, Ltd.

	YoY %
GAAP	
Operating Exp.	↓ 17%
R&D Exp.	↑ 9%
SG&A Exp.	↓ 24%
Non-GAAP	
Operating Exp.	↓ 2%
R&D Exp.	↑ 8%
SG&A Exp.	↓ 6%



GAAP
13.9%
50.1%
15.1%
39.8%
13.7%
38.3%
14.0%
38.7%
14.8%
37.2%
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
-16.6%
-7.7%
-3.0%
-4.4%
-3.3%
Non - GAAP
11.8%
35.2%
14.1%
34.6%
12.7%
33.8%
13.0%
34.3%
12.5%
32.4%
2.5%
5.2%
7.6%
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

Financial Results – Balance Sheet Summary & Cash Flow from Operations - Stratasys, Ltd.

Selected Balance Sheet Items ($ in millions)	Q4-16	Q4-17
Cash and Cash Equivalents	280.3	328.8 ↑
Accounts Receivable	120.4	132.7 ↑
Inventories	117.5	115.7 ↓
Net Working Capital	338.4	451.6 ↑

($ in millions)	Q4-16	Q4-17	YTD Q4-16	YTD Q4-17
Cash from operating activities	$26.0	$21.0	$62.0	$61.9

($ in millions unless noted otherwise)

Lilach Payorski – CFO

Financial Summary

- Maintaining financial discipline and observing continued improvements in profitability
- Pleased with results of customer-centric product development
- Continuing trend of positive cash generation and maintain a strong balance sheet
- Well positioned to leverage favorable cash level on emerging opportunities going forward

Ilan Levin – CEO

STRATEGIC OVERVIEW

STRATASYS OVERVIEW

For nearly 30 years, Stratasys has been a global leader in the application of additive manufacturing technology solutions

DEEP KNOWLEDGE BASE at SDM and largest installed base of industrial 3D printing systems

COMMITMENT TO R&D resulting in highly proliferated, versatile, & stable FDM & PolyJet 3D printing platforms

PURPOSEFUL INNOVATION drives development of new technology to expand markets and meet customer needs

NEW PRODUCTS such as F123 and J700 seeing positive reception while addressing customer requirements

Stratasys Technology Platforms

FDM builds durable, accurate concept models, functional prototypes, and tools, jigs, fixtures & end-use parts for aerospace and automotive

POLYJET multi-material & multi-color for medical modeling, dental, consumer goods and packaging, and advanced prototyping



Investment Focus to Expand Addressable Markets

Increasing investments in following areas:

✓ **Composite materials for advanced manufacturing applications**

- Composite materials increasingly playing critical role in the aerospace and automotive industries – significant growth opportunity

✓ **Further advancements for FDM and PolyJet technologies**

- Versatile, stable, and highly proliferated technology platforms
- Continued innovation driving new applications and advancements

✓ **Software solutions targeting high value applications**

- Recent introductions include GrabCAD Print and GrabCAD Voxel Print, and specialized software for Fortus 900mc Aircraft Interiors Certification Solution - designed to deliver highly repeatable mechanical properties

Robotic Composite 3D Demonstrator



GRABCAD PRINT





stratasys

New Metal Platform

Revealing internally developed metal additive manufacturing platform

- New metal additive manufacturing platform for short run manufacturing applications
  - Incorporating proprietary jetting technology
- Current conventional solutions limited due to high costs for tooling and labor
- Adoption of current additive manufacturing alternatives held back by material variety, post-processing, and associated costs

New Stratasys metal platform designed from inception to:

- ✓ Bring values of additive manufacturing technology for short run metal production
- ✓ Utilize commonly used powder metallurgy, starting with aluminum
- ✓ Be economically competitive on cost-per-part and throughput
- ✓ Provide easy to implement post processing and high part quality

Revenue & Earnings Guidance

Revenue (M)

$670 - $700

GAAP Diluted EPS

$(0.75) - $(0.46)

Non-GAAP Diluted EPS

$0.30 - $0.50

Reconciliation of GAAP to Non-GAAP Guidance

($ in millions, except per share data)

Revenue	$670 to $700
GAAP Net Loss	($41) to ($25)
(1) Stock-Based Compensation Expense	$17 to $19
(2) Intangible Assets Amortization Expense	$32 to $34
(3) Reorganization and Other Related Costs	$7 to $9
(4) Tax Expense Related to Non-GAAP Adjustments	($4) to ($5)
Non-GAAP Net Income	$16 to $27
GAAP Loss Per Share	($0.75) to ($0.46)
Non-GAAP Diluted Earnings Per Share	$0.30 to $0.50

WE ARE

A GLOBAL LEADER IN APPLIED ADDITIVE TECHNOLOGY SOLUTIONS

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Three Months Ended December 31, 2017			Three Months Ended December 31, 2016		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$87,266	$6,864	$94,130	$82,924	$11,093	$94,017
Operating income (Loss) (1,2)	(5,976)	19,518	13,542	(29,165)	40,733	11,568
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(9,980)	18,429	8,449	(14,761)	22,588	7,827
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.19)	$0.35	$0.16	($0.30)	$0.45	$0.15
(1) Acquired intangible assets amortization expense		5,687			10,394	
Impairment charges of other intangible assets		646			0	
Non-cash stock-based compensation expense		497			648	
Reorganization and other related costs		34			276	
Merger and acquisition and other expense		0			(225)	
		6,864			11,093	
(2) Acquired intangible assets amortization expense		2,594			3,822	
Non-cash stock-based compensation expense		3,092			4,238	
Changes in fair value of obligations in connection with acquisitions		0			(988)	
Impairment charges of intangible assets and other long-lived assets		3,742			21,774	
Reorganization and other related costs		3,136			251	
Merger and acquisition and other expense		90			543	
		12,654			29,640	
		19,518			40,733	
(3) Corresponding tax effect		(1,295)			(18,355)	
Amortization expense of associated company		206			210	
		$18,429			$22,588	
(4) Weighted average number of ordinary shares outstanding – Diluted	53,356		53,584	52,784		53,255

($ in thousands except per share data)

stratasys